Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CAMBRIDGE HEART, INC.

Pursuant to Section 242 of the general Corporation Law of the State of Delaware, Cambridge Heart, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation, at a meeting on April 25, 2011, duly adopted resolutions proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation:

RESOLVED:	That the Amended and Restated Certificate of Incorporation of the Corporation be amended by deleting the first paragraph of Article FOURTH in its entirety and inserting the following in lieu thereof:

“FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 252,000,000 shares, consisting of (i) 250,000,000 shares of Common Stock, $.001 par value per share (“Common Stock”), and (ii) 2,000,000 shares of Preferred Stock, $.001 par value per share (“Preferred Stock”).”

SECOND: That the stockholders of the Corporation, at the 2011 Annual Meeting of Stockholders held on June 24, 2011, duly approved said proposed Certificate of Amendment of Amended and Restated Certificate of Incorporation in accordance with Section 242 of the general Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President on this 24th day of June, 2011.

CAMBRIDGE HEART, INC.

By:	/s/ Ali Haghighi-Mood
Ali Haghighi-Mood President and Chief Executive Officer